MATADOR RESOURCES COMPANY

5400 LBJ Freeway, Suite 1500

Dallas, Texas 75240

November 7, 2018

Via EDGAR transmission

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3561

Ladies and Gentlemen:

Re:	Matador Resources Company
Subsidiary Guarantors of Matador Resources Company
Registration Statement on Form S-4

Matador Resources Company and its wholly owned subsidiaries Delaware Water Management Company, LLC, Longwood Gathering and Disposal Systems GP, Inc., Longwood Gathering and Disposal Systems, LP, Longwood Midstream Delaware, LLC, Longwood Midstream Holdings, LLC, Longwood Midstream South Texas, LLC, Longwood Midstream Southeast, LLC, Matador Production Company, MRC Delaware Resources, LLC, MRC Energy Company, MRC Energy South Texas Company, LLC, MRC Energy Southeast Company, LLC, MRC Permian Company, MRC Permian LKE Company, LLC, MRC Rockies Company and Southeast Water Management Company, LLC (together, the “Registrants”) have today filed under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4 to register their offer to exchange (the “Exchange Offer”) registered 5.875% Senior Notes due 2026 (“Exchange Notes”) for any and all of their outstanding unregistered 5.875% Senior Notes due 2026 (“Outstanding Notes”). The Exchange Offer is being made in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991), Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and similar no-action letters (the “Prior No-Action Letters”). This letter is being provided in order to make to the Staff the representations and undertakings contained in the Morgan Stanley & Co. Inc. and Shearman & Sterling no-action letters referred to above.

Matador Resources Company, on behalf of the Registrants, hereby confirms and represents as follows:

1.    Neither the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any person, including any broker-dealer, to distribute the Exchange Notes and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

Matador Resources Company

November 7, 2018

2.    The Registrants will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the Staff’s position enunciated in the Prior No-Action Letters and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction and be identified as an underwriter in the prospectus. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

3.    The Registrants will make each person participating in the Exchange Offer aware that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities may participate in the Exchange Offer so long as the broker-dealer has not entered into any arrangement or understanding with the Registrants or any of their respective affiliates to distribute the Exchange Notes.

4.    The Registrants will make each person participating in the Exchange Offer aware (through the prospectus for the Exchange Offer or otherwise) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (including the requirement that such prospectus contain a plan of distribution with respect to the applicable resale transaction) in connection with any resale of such Exchange Notes.

5.    The Registrants will include in the letter of transmittal or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, a representation to the effect that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

ii.

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement to the effect that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Matador Resources Company

November 7, 2018

6.    The Registrants further represent that with respect to any broker-dealer that participates in the Exchange Offer with respect to outstanding securities acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any agreement or understanding with the Registrants or any of their respective affiliates to distribute the Exchange Notes.

If you have any questions concerning the foregoing, please contact Doug Rayburn of Gibson, Dunn & Crutcher LLP at (214) 698-3442.

[signature page follows]

Very truly yours, MATADOR RESOURCES COMPANY

By:	/s/ Craig N. Adams
Name: Craig N. Adams Title: Executive Vice President – Land, Legal & Administration

cc:	Douglass M. Rayburn
Gibson, Dunn & Crutcher LLP

Signature Page to Exxon Capital Letter